2009 — 2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 26, 2009

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          ☑                    Form 40-F          ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          ☐                    No          ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2008.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of January 2009.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When an observable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support managementÊs determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated.
Prior-period financials have been revised for adjusted intercompany profit eliminations on inventories in Healthcare.

Philips reports Q4 sales of EUR 7.6 billion EBITA of EUR 141 million includes EUR 390 million of restructuring and acquisition-related charges
•	Healthcare showed strong Q4 sales growth of 9% and improved results; lower sales at Consumer Lifestyle and parts of Lighting reflect the challenging retail and automotive markets

•	Rigorous management of working capital secured strong cash flow; production stops to manage inventory impacted EBITA by EUR 60 million

•	Net quarterly loss of EUR 1.5 billion includes EUR 1.3 billion of non-cash value adjustments and EUR 150 million of year-end tax adjustments

•	Proposal to distribute EUR 0.70 per share for 2008

•	Full-year sales of EUR 26.4 billion delivered EBITA of EUR 931 million
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“While we are very pleased with the excellent performance of Healthcare, our fourth-quarter results are a reflection of both the severe impact of the global financial and economic crisis and the decisive actions taken by management. The effects of the steep downturn have led not only to value adjustments of our remaining financial holdings and the impairment of goodwill at Lumileds, but also to a sharp reduction in demand, especially in Consumer Lifestyle and in our OEM businesses in Lighting, compounded by de-stocking in the whole supply chain. In response, management has given absolute priority to cash flow, where necessary at the expense of EBITA, and to the acceleration of our restructuring and change programs, the benefit of which we expect to see in the second half of 2009. We have however sustained our spending levels on R&D and marketing as innovation is now more crucial than ever.
The increased strength of our business portfolio was particularly evident in Healthcare in the fourth quarter, where we grew sales by 9% comparably and continued to gain market share, while EBITA was a solid 14.2%. Excluding the 3.5% reduction from restructuring and acquisition-related charges, EBITA was 17.7%, with a continued strong contribution from the former Respironics business.
At Lighting, our Professional Luminaires business maintained moderate comparable growth in a declining market, while in our Lamps operations we focused on drastically reducing inventory and production. I am confident the significant restructuring programs we pulled forward in response to the rapid deterioration of the economy towards the end of 2008 will enable us to improve the competitiveness of this sector as well, despite the clear challenges ahead, particularly in the automotive and construction sectors.
In Consumer Lifestyle, we continued to optimize our portfolio by focusing on differentiating, profitable businesses. The choices we made are certainly reflected in the top-line result in this sector. While EBITA came under severe pressure in the fourth quarter, we are creating a much stronger sector for the future, ready to benefit when consumer spending recovers to normal levels.
The development of our quarterly results reflects the unprecedented speed and ferocity with which the economy softened in 2008. This prevents us from looking too far into the future. However, I am confident that the overall strength of our business portfolio, the proactive measures we have taken to manage the impact of the downturn and our strong focus on working capital management will carry us successfully through this economic downturn, making us stronger and well-positioned to succeed in building Philips into the leading brand in Health & Well-being.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008
Sales	8,365	7,623
EBITA	871	141
as a % of sales	10.4	1.8
EBIT	816	(204)
as a % of sales	9.8	(2.7)
Financial income and expenses	579	(1,072)
Income tax expense	(227)	(140)
Results equity-accounted investees	628	(54)
Minority interests	(2)	1
Income (loss) from continuing operations	1,794	(1,469)
Discontinued operations	(396)	(1)
Net income (loss)	1,398	(1,470)

Per common share (in euros) — basic	1.31	(1.57)
Net income

•	Net income in the quarter reflects the current economic environment, particularly the EUR 1.3 billion of value adjustments taken on our remaining stakes and goodwill on Lumileds. Challenging retail and automotive markets also reduced the profitability of our Consumer Lifestyle and Lighting sectors, including further restructuring charges we have taken to lower our cost base. In summary, the major elements of Q4 2008 net income were:
•	EUR 1,056 million non-cash market-driven value adjustments on the value of our remaining stakes

•	EUR 232 million goodwill impairment on Lumileds

•	EUR 369 million lower operational earnings

•	EUR 361 million higher restructuring and acquisition-related charges

•	EUR 150 million of tax charges mainly related to tax credits and valuation allowances.
Q4 2007 included a gain of EUR 1.2 billion on the sale of stakes in both TSMC and LG Display.
•	EBITA amounted to EUR 141 million, which included restructuring and acquisition-related charges of EUR 390 million.

•	Results relating to equity-accounted investees included EUR 59 million impairment charges related to TPV. Q4 2007 included income of EUR 620 million related to LG Display.

•	Income from discontinued operations in Q4 2007 included an impairment of EUR 325 million related to MedQuist and EUR 79 million charges for pension settlements related to the sale of Semiconductors in 2006.
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q4	Q4		compa-
	2007	2008	nominal	rable
Healthcare	1,997	2,569	29	9
Consumer Lifestyle	4,490	3,057	(32)	(24)
Lighting	1,659	1,871	13	(3)
I&EB	163	85	(48)	(50)
GM&S	56	41	(27)	(27)
Philips Group	8,365	7,623	(9)	(12)
Highlights in the quarter
Sales by sector

•	Strong sales growth at Healthcare, a modest decline in sales at Lighting and 24% lower sales at Consumer Lifestyle led to total Group sales of EUR 7,623 million, a nominal decline of 9% compared to Q4 2007. Excluding portfolio changes (2%) and a negative currency impact (1%), comparable sales declined by 12%, as strong growth at Healthcare was more than offset by significantly lower sales at Consumer Lifestyle (-24%). Lighting sales were 3% below the level of Q4 2007 on a comparable basis.

•	Healthcare reported 9% comparable sales growth, driven by robust growth at Imaging Systems, Healthcare Informatics and Customer Services. Comparable sales at Clinical Care Systems increased by 3%. Newly acquired Respironics grew 12% on a comparable basis; their comparable growth is not included in the 9% overall growth in Healthcare sales.

•	Consumer Lifestyle’s comparable sales declined by 24% year-on-year, partially attributable to portfolio and margin management. Excluding TV, Consumer Lifestyle’s comparable sales declined by 13%. The most significant declines were at TV (-37%) and Video & Multimedia Applications (-34%), while Audio & Multimedia Applications, Peripherals & Accessories and Shaving & Beauty also saw double-digit decreases in sales. Domestic Appliances and Health & Wellness both saw 4% lower sales on a comparable basis.

•	Sales at Lighting decreased by 3% on a comparable basis. While both Professional and Consumer Luminaires showed a modest increase, sales at Lamps were basically flat. The main declines were visible in Automotive, Special Lighting Applications and Lumileds.

•	Sales at I&EB amounted to EUR 85 million, a nominal decline of 48% compared to Q4 2007 attributable to revenues from a one-time intellectual property transaction in 2007.
Sales per market cluster
in millions of euros unless otherwise stated

			% change
	Q4	Q4		compa-
	2007	2008	nominal	rable
Western Europe	3,403	2,754	(19)	(18)
North America	2,042	2,187	7	(2)
Other mature markets	414	371	(10)	(20)
Total mature markets	5,859	5,312	(9)	(13)
Emerging markets	2,506	2,311	(8)	(8)
Philips Group	8,365	7,623	(9)	(12)
Sales per market cluster

•	Sales in mature markets declined 13% compared to Q4 2007, largely attributable to lower sales at Consumer Lifestyle in Western Europe, notably TV. Healthcare saw good growth in mature markets — both Western Europe and North America — while Lighting reported sales declines in these markets in line with the overall sector.

•	In emerging markets, an 8% decline in comparable sales at Group level was the net effect of very strong sales at Healthcare being offset by the other two sectors, particularly Consumer Lifestyle. The 17% reduction in Consumer Lifestyle sales was largely due to TV while several other businesses showed growth in the quarter. Comparable Lighting sales in emerging markets were 2% below Q4 2007, with much of the decline attributable to lower shipments to automotive customers in Asia Pacific.

EBITA
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008

Healthcare	354	366
Consumer Lifestyle	430	26
Lighting	185	(60)
Innovation & Emerging Businesses	21	(71)
Group Management & Services	(119)	(120)
Philips Group	871	141
as a % of sales	10.4	1.8
EBITA
as a % of sales

	Q4	Q4
	2007	2008

Healthcare	17.7	14.2
Consumer Lifestyle	9.6	0.9
Lighting	11.2	(3.2)
Innovation & Emerging Businesses	12.9	(83.5)
Group Management & Services	(212.5)	(292.7)
Philips Group	10.4	1.8
Restructuring and acquisition-related charges
in millions of euros

	Q4	Q4
	2007	2008

Healthcare	(6)	(89)
Consumer Lifestyle	—	(67)
Lighting	(15)	(203)
Innovation & Emerging Businesses	—	(18)
Group Management & Services	(8)	(13)
Philips Group	(29)	(390)
EBIT
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008

Healthcare	318	301
Consumer Lifestyle	427	22
Lighting	170	(336)
Innovation & Emerging Businesses	20	(71)
Group Management & Services	(119)	(120)
Philips Group	816	(204)
as a % of sales	9.8	(2.7)
Earnings

•	EBITA for the Group amounted to EUR 141 million, including EUR 390 million of restructuring and acquisition-related charges. Towards the end of the quarter, extended periods of production shut-down to manage inventory reduced EBITA by approximately EUR 60 million. EBITA in Q4 2007 totaled EUR 871 million, including just EUR 29 million of restructuring and acquisition-related charges.

•	EBIT reflected both the lower EBITA as well as an impairment charge of EUR 232 million on the carrying value of goodwill for Lumileds, triggered by lower market demand for certain LED applications in the automotive, display and cell phone markets.

•	Healthcare’s EBITA of EUR 366 million included EUR 89 million of charges related to restructuring and acquisitions. Excluding these charges, EBITA was EUR 455 million, or 17.7% of sales. The year-on-year improvement was supported by almost all businesses, notably Home Healthcare Solutions and Healthcare Informatics.

•	Consumer Lifestyle’s EBITA declined EUR 404 million compared to Q4 2007, largely due to significantly lower sales levels across the main businesses. EBITA included restructuring charges of EUR 67 million for the ongoing streamlining of the sector.

•	Lighting’s EBITA loss of EUR 60 million included EUR 203 million of restructuring and acquisition-related charges. Excluding these charges, EBITA was EUR 143 million, or 7.6% of sales. Additional earnings from Genlyte were more than offset by lower results across the other businesses, particularly at Lamps, Automotive and Special Lighting Applications.

•	I&EB’s EBITA included a EUR 18 million charge for restructuring at Assembléon and higher investments in Research. Q4 2007 included a large one-time intellectual property transaction.

•	GM&S’ EBITA was in line with Q4 2007 as EUR 13 million restructuring charges and lower incidental gains on the sale of real estate were offset by decreases in brand spend, pension costs and legal expenses in the US.

Financial income and expenses
in millions of euros

	Q4	Q4
	2007	2008

Net interest income (expenses)	1	(52)

TSMC sale of securities	579	—

LG Display impairment	—	(596)

Pace Micro Technology impairment	—	(30)

NXP impairment	—	(300)

Toppoly impairment	—	(71)

TPV option fair-value adjustment	5	6

Other	(6)	(29)

	579	(1,072)
Financial income and expenses

•	Financial income decreased EUR 1.7 billion compared to Q4 2007, a quarter which saw a EUR 579 million gain on the sale of TSMC shares. This decrease was primarily due to EUR 997 million in non-cash impairment charges as a result of declines in the value of LG Display, NXP, Toppoly and Pace Micro Technology.

•	Net interest charges were EUR 53 million higher than in Q4 2007, largely due to a EUR 45 million decline in interest income as a result of a lower average cash position.
Results relating to equity-accounted investees
in millions of euros

	Q4	Q4
	2007	2008

LG Display

Operational results	112	—
Sale of shares	508	—

TPV	—	(55)

Other	8	1

	628	(54)
Results relating to equity-accounted investees

•	Results relating to equity-accounted investees included EUR 59 million impairment charges related to TPV. Q4 2007 included income of EUR 620 million primarily related to the sale of shares of LG Display.
Cash balance
in millions of euros

	Q4	Q4
	2007	2008
Cash of continuing operations	5,042	2,460
Cash of discontinued operations	117	—
Beginning balance	5,159	2,460

Free cash flow	1,177	1,469
Net cash from operating activities	1,357	1,747
Net capital expenditures	(180)	(278)
Acquisitions (divestments)	1,421	(39)
Other cash from investing activities	1,255	(6)
Repurchase of shares	23	(371)
Changes in debt/other	(95)	93
Net cash flow discontinued operations	(63)	14
Ending balance	8,877	3,620
Less cash of discontinued operations	108	—
Cash of continuing operations	8,769	3,620
Cash balance

•	The Group cash balance increased by EUR 1.2 billion during the quarter to EUR 3.6 billion, mainly as a result of strong cash flow from operating activities. This cash flow was largely generated by significant working capital reductions, mainly at Consumer Lifestyle and Lighting, and higher cash earnings at Healthcare. As a consequence, free cash flow increased from EUR 1,177 million, or 14.1% of sales, in Q4 2007 to EUR 1,469 million, or 19.3% of sales, in Q4 2008.

•	Additional share repurchases led to a cash outflow of EUR 371 million in the early part of the quarter.

•	Q4 2007 included EUR 2.5 billion proceeds from the sale of stakes in TSMC and LG Display, EUR 1.2 billion free cash inflow and EUR 333 million inflow from the settlement of derivatives.

Cash flows from operating activities

•	Operating activities generated a cash inflow of EUR 1,747 million, compared to an inflow of EUR 1,357 million in Q4 2007. The higher inflow was primarily attributable to a EUR 836 million larger reduction in working capital, partly offset by lower cash earnings. Compared to Q4 2007, the improved cash inflow from working capital was driven by a greater reduction in inventory levels (across all sectors) as well as lower accounts receivable at Consumer Lifestyle and Lighting.
Gross capital expenditures

•	Gross capital expenditures of EUR 257 million increased by EUR 79 million compared to Q4 2007, mainly due to additional capital expenditures at Respironics within Healthcare and increased real-estate-related expenditures within Group Management & Services.
Inventories

•	Inventories decreased from EUR 4.2 billion at the end of Q3 2008 to EUR 3.4 billion at the end of the year, slightly above the level of Q4 2007. The quarter-on-quarter decline was driven by all sectors, most notably Consumer Lifestyle.

•	As a percentage of sales, inventories decreased from 15.1% at the end of Q3 to 12.8% at the end of December, supported by tight supply chain management in all sectors. Compared to the end of 2007, inventories increased by 1.1 percentage point, attributable to both acquisitions and structural movements in the Company’s supply base.

Net debt and group equity

•	At the end of December 2008, Philips’ net debt position was EUR 5.7 billion lower than in Q4 2007, mainly as a result of cash invested in acquisitions and share repurchases. During Q4 2008, the EUR 0.4 billion cash outflow for share buy-back was more than offset by EUR 1.5 billion of free cash flows, predominantly driven by an inventories and receivables-led EUR 1.4 billion improvement in working capital.

•	Group equity declined by EUR 1.8 billion compared to the end of September, mainly due to the in-the-quarter net loss, the additional share repurchases, as well as the annual adjustment of pension assets and liabilities in equity.
Employees

•	The number of employees declined by 6,613 during the quarter, due to both seasonal and restructuring-driven personnel reductions, mainly at Consumer Lifestyle and Lighting.

•	Excluding discontinued operations, the number of employees increased by 3,300 compared to Q4 2007. The largely acquisition-related increases at Healthcare (up 6,360, mainly due to the acquisition of Respironics) and Lighting (up 2,843, mainly due to Genlyte) were partly offset by a personnel reduction of 6,051 in the Consumer Lifestyle sector.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008

Sales	1,997	2,569
Sales growth
% nominal	(2)	29
% comparable	3	9

EBITA	354	366
as a % of sales	17.7	14.2

EBIT	318	301
as a % of sales	15.9	11.7
Net operating capital (NOC)	4,802	8,830

Number of employees (FTEs)	29,191	35,551
Business highlights

•	Philips further strengthened its position in emerging markets as it announced that it will acquire India-based Meditronics, a leading General X-Ray manufacturer. The acquisition of Meditronics is the fifth Healthcare acquisition in emerging markets in the last two years.

•	Philips added to its leadership position in Home Healthcare Solutions by acquiring the respiratory drug delivery and therapy business of Medel SpA in Italy.

•	At the annual Radiology event RSNA in Chicago in December 2008, Philips unveiled two new innovations that strengthen our position in Imaging Systems: the new 3.0T Achieva TX MRI — the first ever to automatically adjust to each patient’s unique anatomy, providing more consistent results, increased throughput and greater patient convenience; and the Brilliance iCT SP, an intelligent and scalable premium CT platform.

•	Philips continued to focus on enhancing the patient and care provider environment with the recent installation of Ambient Experience in the Sheik Kalifa Medical Center in Abu Dhabi (associated with the Cleveland Clinic). This marks our 125th Ambient Experience installation since we first introduced this unique Philips concept.
Financial performance

•	Equipment order intake declined 2% on a currency-comparable basis, attributable mainly to lower intake at Imaging Systems in North America, notably in Computed Tomography and Magnetic Resonance. Clinical Care Systems and Healthcare Informatics in North America both reported higher order intake than in Q4 2007, as did all businesses in the rest of the world.

•	Comparable sales growth was strong at 9% year-on-year, driven by good growth at Imaging Systems, Customer Services and Healthcare Informatics. Growth at Imaging Systems was supported by almost all modalities, with Computed Tomography booking 30 iCT 256-slice systems in the quarter.

•	EBITA came in at EUR 366 million, or 14.2% of sales, including EUR 89 million of restructuring and acquisition-related charges. Excluding these charges and favorable inventory value adjustments in Q4 2007, EBITA amounted to EUR 455 million (17.7% of sales) compared to EUR 339 million (17.0% of sales) in Q4 2007.

Almost all businesses generated higher operational earnings compared to Q4 2007.

•	Net operating capital increased by EUR 4.0 billion compared to Q4 2007, mainly due to acquisitions. Given the current economic environment, working capital was tightly managed during the quarter, particularly inventory levels.
Looking ahead

•	In Q1 2009 we expect the Healthcare market to weaken, especially in the US.

•	In Q1 2009 Philips will launch a new cost-effective ultrasound device (HD9) specifically focused on the health needs of women, one of our three care cycles.

•	Restructuring and acquisition-related charges for Q1 2009 are expected to be around EUR 25 million.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008
Sales	4,490	3,057
of which Television	2,208	1,199

Sales growth
% nominal	7	(32)
% comparable	10	(24)

Sales growth excl. Television
% nominal	7	(19)
% comparable	11	(14)

EBITA	430	26
of which Television	95	(133)
as a % of sales	9.6	0.9

EBIT	427	22
of which Television	95	(133)
as a % of sales	9.5	0.7

Net operating capital (NOC)	890	728
of which Television	(255)	(245)

Number of employees (FTEs)	23,397	17,346
of which Television	6,855	4,943
Business highlights

•	Philips signed a letter of intent with Funai Electric Co Ltd. to extend the existing North American brand license agreement, adding audio-video categories in the US and TV and audio-video categories in Mexico.

•	In Spain, Philips launched SatinLux, a revolutionary female depilation solution enabling consumers to benefit from state-of-the-art Intense Pulsed Light technology previously only used by the professional beauty industry for hair removal.

•	Philips’ Intelligent Water Purifier received the Best Ultraviolet Purifier Award 2008-2009 at the Water Digest Awards in India. The Awards were supported by UNESCO.
Financial performance

•	The ongoing economic downturn, portfolio management and stringent credit control resulted in a 24% reduction in comparable sales compared to Q4 2007. Sales at TV decreased 36%, mainly due to sharp declines in market demand in both Western and Eastern Europe; Brazil continued to deliver strong double-digit growth.

•	EBITA was impacted by EUR 67 million of restructuring charges related to various cost reduction projects across the sector. The production cuts to restrict inventory reduced EBITA by approximately EUR 20 million, whereas the ‘mark-to-market’ adjustments of inventory value in mainly TV adversely affected EBITA by around EUR 40 million.

•	Net operating capital improved compared with Q4 2007, mainly as a result of tight credit and inventory management.
Looking ahead

•	We expect a very weak consumer environment in Q1 2009.

•	In Q1 2009, restructuring charges across most businesses, aimed at further reducing fixed costs, are expected to amount to around EUR 20 million.

•	Philips and TPV Technology expect to close a brand licensing agreement in the first half of 2009, under which Philips’ global PC monitors and digital signage business will be transferred to TPV.

•	Consumer Lifestyle will launch several new products in Q1 2009, including an addition to the Senseo range of coffee makers and the world’s first cinema-proportioned television, Cinema 21:9.

Lighting
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008
Sales	1,659	1,871
Sales growth
% nominal	14	13
% comparable	8	(3)
EBITA	185	(60)
as a % of sales	11.2	(3.2)
EBIT	170	(336)
as a % of sales	10.2	(18.0)
Net operating capital (NOC)	3,886	5,648
Number of employees (FTEs)	54,323	57,166
Business highlights

•	Philips secured a multi-million euro contract to light all ‘Total’ gas stations worldwide. Thanks to its global leadership position in LED, Philips will also supply ‘Total’ with LED signage solutions for all stations.

•	In selected European countries, Philips has launched Ledino luminaires, the world’s most advanced and extensive range of indoor and outdoor energy-efficient, stylish LED-based lighting solutions for general illumination.

•	As the official lighting partner to New York’s world-renowned New Year’s Eve Times Square Ball, Philips again supplied the very latest in LED lighting solutions to illuminate the Ball. This resulted in a saving of some 20% on energy consumption compared to 2007.

•	Philips has started supplying sustainable solar lighting to Ghana as part of its partnership with the Dutch Government to provide sustainable off-grid lighting solutions to sub-Saharan Africa. More countries will follow in 2009.
Financial performance

•	Nominal sales increased 13% compared to Q4 2007, largely due to the acquisition of Genlyte, but declined 3% on a comparable basis due to the deteriorating economic climate. The automotive and consumer-related markets were particularly weak, resulting in lower sales at Special Lighting Applications and Lumileds. Sales at Lamps remained flat, while both Professional and Consumer Luminaires showed modest growth.

•	EBITA included EUR 203 million restructuring and acquisition-related charges, compared to EUR 15 million in Q4 2007. Excluding these charges, EBITA was EUR 143 million, or 7.6% of sales, impacted by lower comparable sales, an adverse product mix and production level cuts taken to optimize inventory levels, which reduced EBITA by EUR 40 million.

•	Within EBIT, a non-cash EUR 232 million goodwill impairment charge for Lumileds was recorded, mainly due to weaker demand for LED solutions in the automotive, display and cell phone markets.

•	The year-over-year increase in net operating capital was fully attributable to the acquisition of Genlyte, partially offset by lower working capital.

Looking ahead

•	We expect a further decline in sales in Q1 2009 as a result of increasing weakness in the construction market.

•	Given the ongoing challenging macro-economic climate, Lighting will continue to focus on reducing costs and working capital. Restructuring and acquisition-related charges are expected to amount to around EUR 20 million in Q1 2009.

•	The sector will continue to invest in innovation in energy-efficient and LED-based lighting to benefit from the market opportunities in these areas.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008
Sales	163	85
Sales growth
% nominal	(46)	(48)
% comparable	39	(50)
EBITA Technologies / Incubators	19	(51)
EBITA others	2	(20)
EBITA	21	(71)
EBIT	20	(71)
Net operating capital (NOC)	246	153
Number of employees (FTEs)	5,888	5,324
Business highlights

•	Philips showcased a unique biosensor technology, Magnotech, at the German healthcare trade fair Medica 2008. This technology has the potential to offer rapid in-vitro diagnostic test results in near-patient care settings such as the patient’s bedside.

•	Philips has received 22 awards in the highly prestigious iF product design awards 2009. Seven of these are in the category ‘healthcare’, making Philips the largest healthcare winner at this year’s event. The award ceremony will take place on March 3 in Hannover, Germany.

•	US-based NeuroNexus Technologies and Philips signed a research agreement to develop next-generation deep brain modulation devices with the ambition to improve the treatment of neurological diseases and psychiatric disorders.
Financial performance

•	EBITA declined compared with Q4 2007 due to EUR 18 million restructuring charges at Assembléon and the fact that license revenues in 2007 included EUR 48 million higher IP income mainly related to a large one-time intellectual property transaction.

•	Higher investments year-on-year centered mainly on Research and the Incubators.
Looking ahead

•	In 2009, Philips’ investments in Research and the Incubators are expected to remain at the run-rate of 2008.

•	Philips will continue to engage in Open Innovation activities and joint research initiatives in order to improve innovation efficiency and to share the related financial exposure.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2007	2008
Sales	56	41
Sales growth
% nominal	(25)	(27)
% comparable	(20)	(27)
EBITA Corporate & Regional Costs	(48)	(49)
EBITA Brand Campaign	(54)	(31)
EBITA Service Units, Pensions and Other	(17)	(40)
EBITA	(119)	(120)
EBIT	(119)	(120)
Net operating capital (NOC)	705	(492)
Number of employees (FTEs)	5,299	6,011
Business highlights

•	Philips won important sustainability awards across the globe, including the Business Ethics Award as ‘The Most Committed Company to Sustainability’ in Hungary. In Latin America, both Exame, a key business publication in Brazil, and the Mexican Industrial Chamber Confederation recognized Philips for its top performance in sustainability.

•	Philips launched a new brand campaign targeting business influencers with leading media including CNN and The Economist. The campaign, aimed at further increasing Philips’ global brand value, highlights our uniquely differentiating simplicity-driven propositions in the domain of Health & Well-being.
Financial performance

•	Corporate & Regional overhead costs were broadly in line with Q4 2007, despite EUR 6 million restructuring charges aimed at further simplifying regional and country management structures.

•	Investment in the global brand campaign was below both Q4 2007 and previous expectation following cost reduction initiatives.

•	EBITA at the Service Units was impacted by EUR 7 million restructuring charges and higher project costs.

•	The reduction in net operating capital was mainly related to changes in prepaid and accrued pension costs.

•	The increase in the level of employees compared to Q4 2007 was due to the transfer of several service functions from the sectors to dedicated centralized Service Units in order to increase standardization and efficiency.
Looking ahead

•	Given the ongoing uncertain economic conditions, Philips will further sharpen its supply-base risk management systems.

•	Country and regional overhead costs are expected to be broadly in line with 2008. Corporate overhead costs are expected to be lower in 2009.

•	Investment in the brand campaign is expected to total approximately EUR 45 million in 2009, with broadly equal spend per quarter.

•	Costs of post-retirement benefit plans for GM&S are expected to amount to EUR 35 million in 2009.

Full-year highlights
The year 2008
•	Full-year comparable sales were 3% lower than in 2007. Growth at Healthcare (6%) and Lighting (3%) was more than offset by an 8% decrease at Consumer Lifestyle.

•	EBITA amounted to EUR 931 million, 55% lower than in 2007, primarily due to higher restructuring and acquisition-related charges, the asbestos settlement and lower earnings in nearly all sectors except Healthcare.

•	EBIT of EUR 317 million included EUR 232 million for Lumileds goodwill impairment.

•	Financial income and expenses declined by EUR 2.8 billion, mainly due to lower gains on the sale of shares in TSMC and impairment charges, mainly for NXP and LG Display.

•	Results relating to equity-accounted investees in 2007 included the further sale of stakes in LG Display.

•	Losses from discontinued operations in 2007 were mainly related to MedQuist impairment.
Net income
in millions of euros unless otherwise stated

	January-December
	2007	2008
Sales	26,793	26,385
EBITA	2,054	931
as a % of sales	7.7	3.5
EBIT	1,841	317
as a % of sales	6.9	1.2
Financial income and expenses	2,613	(225)
Income tax expense	(619)	(286)
Results equity-accounted investees	763	19
Minority interests	(5)	(3)
Income (loss) from continuing operations	4,593	(178)
Discontinued operations	(433)	(8)
Net income (loss)	4,160	(186)
Per common share (in euros) — basic	3.83	(0.19)
Management summary

•	Sales for the full year 2008 amounted to EUR 26.4 billion, 3% lower than in 2007 on a comparable basis. Growth at Healthcare (6%) and Lighting (3%) was more than offset by an 8% decline at Consumer Lifestyle. Excluding TV, sales were flat compared to 2007.

•	EBITA was EUR 931 million, 55% lower than in 2007, primarily impacted by EUR 654 million of restructuring and acquisition-related charges, a EUR 241 million final settlement on asbestos-related claims in the USA and lower earnings in all sectors except Healthcare, notably at Consumer Lifestyle.

•	EBIT amounted to EUR 317 million, including a negative EUR 232 million related to the impairment of the Lumileds goodwill.

•	Financial income and expenses declined to a loss of EUR 225 million, mainly due to lower gains on the sale of stakes in TSMC and EUR 1.3 billion impairment charges related to NXP, LG Display, Toppoly and Pace Micro Technology.

•	Income tax expense included EUR 150 million charges mainly related to tax credits and valuation allowances.

•	Results relating to equity-accounted investees included EUR 66 million operational profits at LG Display, partly offset by EUR 59 million impairment charges on the value of TPV. 2007 included the sale of stakes in LG Display, yielding gains totaling EUR 508 million.

•	Losses from discontinued operations in 2007 were mainly due to an impairment related to the MedQuist business, which was subsequently sold in August 2008.

•	Cash flow from operating activities was in line with 2007.

•	Net operating capital increased by EUR 4.3 billion compared to the level at the end of 2007, largely due to acquisitions.

Proposed distribution
Proposed distribution to shareholders

A proposal will be submitted to the General Meeting of Shareholders to make a distribution to shareholders of EUR 0.70 per common share (approximately EUR 646 million), to be charged to retained earnings. This is equal to the EUR 0.70 dividend per common share paid over 2007 (EUR 698 million).

Outlook
Outlook

Our fourth-quarter results confirm the expectation we expressed early December that the short-term economic outlook is worsening and that 2009 is likely to be a very challenging year. Construction and automotive markets look set to remain contracted and the latest consumer confidence numbers — also in most emerging markets — leave little room for optimism. Although Healthcare has been less directly affected by the economic downturn, the limited availability of capital financing in North America is expected to continue for the foreseeable future.
Anticipating this environment, we proactively extended our restructuring plans and sharpened our cash management initiatives last year to further drive down (fixed) costs and ensure we start this year with a strong balance sheet position. In line with our prudent financial management, we will stop the share repurchase program until further notice. During 2009, we will continue to closely manage our businesses relative to both the market and competition.
We are confident that this stringent approach to cost and cash management, together with our strong brand and our balanced portfolio of leading businesses, will enable us to weather the current economic turmoil and will result in an even stronger company able to deliver on its targets once economic conditions recover.
Amsterdam, January 26, 2009
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	4th quarter		January to December
	2007	2008	2007	2008

Sales	8,365	7,623	26,793	26,385
Cost of sales	(5,418)	(5,195)	(17,570)	(17,890)
Gross margin	2,947	2,428	9,223	8,495

Selling expenses	(1,504)	(1,754)	(4,980)	(5,501)
General and administrative expenses	(246)	(245)	(919)	(1,016)
Research and development expenses	(415)	(429)	(1,629)	(1,622)
Impairment of goodwill	—	(234)	—	(234)
Other business income and expenses	34	30	146	195
Income (loss) from operations	816	(204)	1,841	317

Financial income and expenses	579	(1,072)	2,613	(225)
Income (loss) before taxes	1,395	(1,276)	4,454	92

Income tax expense	(227)	(140)	(619)	(286)
Income (loss) after taxes	1,168	(1,416)	3,835	(194)

Results relating to equity-accounted investees	628	(54)	763	19
Minority interests	(2)	1	(5)	(3)
Income (loss) from continuing operations	1,794	(1,469)	4,593	(178)

Discontinued operations	(396)	(1)	(433)	(8)
Net income (loss)	1,398	(1,470)	4,160	(186)

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,064,026	933,558	1,086,128	991,420
• diluted1)	1,075,183	933,558	1,097,435	991,420

Net income (loss) per common share in euros:
• basic	1.31	(1.57)	3.83	(0.19)
• diluted	1.30	(1.57)	3.79	(0.19)

Ratios
Gross margin as a % of sales	35.2	31.9	34.4	32.2
Selling expenses as a % of sales	(18.0)	(23.0)	(18.6)	(20.8)
G&A expenses as a % of sales	(2.9)	(3.2)	(3.4)	(3.9)
R&D expenses as a % of sales	(5.0)	(5.6)	(6.1)	(6.1)

EBIT or Income (loss) from operations	816	(204)	1,841	317
as a % of sales	9.8	(2.7)	6.9	1.2

EBITA	871	141	2,054	931
as a % of sales	10.4	1.8	7.7	3.5
For comparison purposes, expenses amounting to EUR 21 million and EUR 65 million have been reclassified from Cost of sales to General and administrative expenses in Q4 2007 and full-year 2007, respectively.

1)	In 2008 no incremental shares from assumed conversion are taken into account as the effect would be antidilutive

Consolidated balance sheets
in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	December 31,	December 31,
	2007	2008

Current assets:
Cash and cash equivalents	8,769	3,620
Receivables	4,670	4,289
Current assets of discontinued operations	169	—
Inventories	3,146	3,371
Other current assets	1,020	1,586
Total current assets	17,774	12,866

Non-current assets:
Investments in equity-accounted investees	1,886	284
Other non-current financial assets	3,183	1,331
Non-current receivables	84	50
Non-current assets of discontinued operations	164	—
Other non-current assets	3,726	3,350
Property, plant and equipment	3,180	3,484
Intangible assets excluding goodwill	2,154	3,975
Goodwill	4,135	7,701
Total assets	36,286	33,041

Current liabilities:
Accounts and notes payable	3,372	2,992
Current liabilities of discontinued operations	46	—
Accrued liabilities	2,984	3,636
Short-term provisions	377	1,060
Other current liabilities	509	523
Short-term debt	2,345	717
Total current liabilities	9,633	8,928

Non-current liabilities:
Long-term debt	1,212	3,441
Non-current liabilities of discontinued operations	111	—
Long-term provisions	2,712	2,909
Other non-current liabilities	934	1,474
Total liabilities	14,602	16,752

Minority interests	42	46
Stockholders’ equity	21,642	16,243
Total liabilities and equity	36,286	33,041

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,064,893	922,982

Ratios
Stockholders’ equity per common share in euros	20.32	17.60

Inventories as a % of sales	11.7	12.8
Net debt (cash): group equity	(32):132	3:97
Net operating capital	10,529	14,867
Employees at end of period	123,801	121,398
of which discontinued operations	5,703	—

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	4th quarter		January to December
	2007	2008	2007	2008
Cash flows from operating activities:
Net income (loss)	1,398	(1,470)	4,160	(186)
(Income) loss discontinued operations	396	1	433	8
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	234	406	851	1,190
Impairment of goodwill, equity-accounted investees and other non-current financial assets	—	1,292	39	1,590
Net gain on sale of assets	(1,109)	(6)	(3,159)	(1,369)
(Income) loss from equity-accounted investees (net of dividends received)	(100)	(5)	(201)	(22)
Minority interests (net of dividends paid)	2	(1)	5	3
(Increase) decrease in working capital/other current assets	615	1,451	(631)	190
(Increase) decrease in non-current receivables/other assets/ other liabilities	(168)	(95)	(143)	(331)
Increase (decrease) in provisions	116	189	(68)	369
Proceeds from sale of trading securities	14	—	196	—
Other items	(41)	(15)	37	53
Net cash provided by (used for) operating activities	1,357	1,747	1,519	1,495

Cash flows from investing activities:
Purchase of intangible assets	(19)	(34)	(118)	(121)
Capital expenditures on property, plant and equipment	(178)	(257)	(661)	(771)
Proceeds from disposals of property, plant and equipment	17	13	81	170
Cash from (to) derivatives	333	(6)	385	337
Proceeds from sale (purchase) of other non-current financial assets	922	—	4,088	2,576
Proceeds from sale (purchase) of businesses	1,421	(39)	155	(5,292)
Net cash provided by (used for) investing activities	2,496	(323)	3,930	(3,101)

Cash flows from financing activities:
Increase (decrease) in debt	(38)	112	(281)	380
Treasury stock transactions	23	(371)	(1,448)	(3,257)
Dividend paid	—	—	(639)	(698)
Net cash provided by (used for) financing activities	(15)	(259)	(2,368)	(3,575)

Net cash provided by (used for) continuing operations	3,838	1,165	3,081	(5,181)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(62)	1	(153)	(49)
Net cash provided by (used for) investing activities	(1)	13	38	12
Net cash provided by (used for) financing activities	—	—	—	—
Net cash provided by (used for) discontinued operations	(63)	14	(115)	(37)

Net cash provided by (used for) continuing and discontinued operations	3,775	1,179	2,966	(5,218)

Effect of change in exchange rates on cash positions	(57)	(19)	(112)	(39)
Cash and cash equivalents at beginning of period	5,159	2,460	6,023	8,877
Cash and cash equivalents at end of period	8,877	3,620	8,877	3,620
Less cash of discontinued operations at end of period	108	—	108	—
Cash of continuing operations at end of period	8,769	3,620	8,769	3,620

* For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	3,853	1,424	5,449	(1,606)

Net cash received (paid) during the period for
• Interest	11	(6)	(49)	(123)
• Income taxes	(265)	(73)	(493)	(352)
• Pensions	(78)	(113)	(449)	(379)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros
revised for adjusted intercompany profit eliminations on inventories in Healthcare

		January to December 2008
					accumulated other comprehensive income (loss)
		capital in			unrealized gain		changes in			total
		excess		currency	(loss) on		fair value of		treasury	stock-
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity

Balance as of December 31, 2007	228	—	25,517	(2,373)	1,048	(590)	28	(1,887)	(2,216)	21,642
Net loss			(186)							(186)
Net current period change				74	(493)	(305)	(6)	(730)		(730)
Reclassifications into income				9	(582)		(50)	(623)		(623)
Total comprehensive income (loss), net of tax			(186)	83	(1,075)	(305)	(56)	(1,353)		(1,539)

Dividend			(720)							(720)
Cancellation of treasury stock	(34)		(4,062)						4,096	—
Purchase of treasury stock									(3,298)	(3,298)
Re-issuance of treasury stock		(78)							130	52
Share-based compensation plans		106								106
Balance as of December 31, 2008	194	28	20,549	(2,290)	(27)	(895)	(28)	(3,240)	(1,288)	16,243

Sectors
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare
Sales and income (loss) from operations

	4th quarter
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,997	318	15.9	2,569	301	11.7
Consumer Lifestyle*	4,490	427	9.5	3,057	22	0.7
Lighting	1,659	170	10.2	1,871	(336)	(18.0)
Innovation & Emerging Businesses	163	20	12.3	85	(71)	(83.5)
Group Management & Services	56	(119)	(212.5)	41	(120)	(292.7)
	8,365	816	9.8	7,623	(204)	(2.7)

* of which Television	2,208	95	4.3	1,199	(133)	(11.1)

	January to December
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	6,638	713	10.7	7,649	638	8.3
Consumer Lifestyle*	13,330	832	6.2	11,145	265	2.4
Lighting	6,093	675	11.1	7,106	165	2.3
Innovation & Emerging Businesses	535	(82)	(15.3)	337	(226)	(67.1)
Group Management & Services	197	(297)	(150.8)	148	(525)	(354.7)
	26,793	1,841	6.9	26,385	317	1.2

* of which Television	6,270	(68)	(1.1)	4,980	(413)	(8.3)

Sectors and main countries
all amounts in millions of euros
revised for adjusted intercompany profit eliminations on inventories in Healthcare
Sales and total assets

	sales		total assets
	January to December		Dec. 31,
	2007	2008	2007	2008
Healthcare	6,638	7,649	6,779	11,325
Consumer Lifestyle	13,330	11,145	4,313	3,521
Lighting	6,093	7,106	5,133	7,156
Innovation & Emerging Businesses	535	337	606	504
Group Management & Services	197	148	19,122	10,535
	26,793	26,385	35,953	33,041

Discontinued operations			333	—
			36,286	33,041
Sales and long-lived assets

	sales		long-lived assets *
	January to December		Dec. 31,
	2007	2008	2007	2008
United States	6,725	7,031	5,172	10,905
Germany	2,014	2,048	305	282
China	1,707	1,754	168	236
France	1,784	1,692	103	132
United Kingdom	1,250	1,019	720	526
Netherlands	1,159	926	1,200	1,271
Other countries	12,154	11,915	1,801	1,808
	26,793	26,385	9,469	15,160

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	4th quarter 2008		January to December 2008
	Netherlands	other	Netherlands	other
Service cost	34	21	135	84
Interest cost on the projected benefit obligation	131	101	524	398
Expected return on plan assets	(192)	(96)	(769)	(380)
Net actuarial (gain) loss	(4)	18	(15)	68
Prior service cost (income)	(11)	2	(43)	9
Settlement loss	—	1	—	1
Other	(3)	1	(3)	1
Net periodic cost (income)	(45)	48	(171)	181
Costs of defined contribution plans

	4th quarter 2008		January to December 2008
	Netherlands	other	Netherlands	other
Costs	3	20	8	88
Total	3	20	8	88
Net periodic costs of postretirement benefits other than pensions

	4th quarter 2008		January to December 2008
	Netherlands	other	Netherlands	other
Service cost	—	1	—	3
Interest cost on the accumulated postretirement benefit obligation	—	9	—	34
Transition obligation	—	—	—	4
Net actuarial loss	—	—	—	6
Net periodic cost	—	10	—	47

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	4th quarter		January to December
	2007	2008	2007	2008

Sales	8,365	7,623	26,793	26,385
Cost of sales	(5,429)	(5,198)	(17,603)	(17,918)
Gross margin	2,936	2,425	9,190	8,467

Selling expenses	(1,496)	(1,769)	(4,975)	(5,499)
General and administrative expenses	(227)	(248)	(851)	(1,011)
Research and development expenses	(413)	(527)	(1,601)	(1,777)
Impairment of goodwill	—	(211)	—	(301)
Other business income and expenses	30	27	104	175
Income (loss) from operations	830	(303)	1,867	54

Financial income and expenses	642	(705)	2,849	88
Income (loss) before taxes	1,472	(1,008)	4,716	142

Income tax expense	(220)	(117)	(582)	(256)
Income (loss) after taxes	1,252	(1,125)	4,134	(114)

Results relating to equity-accounted investees	767	(52)	884	19

Minority interests	(2)	5	(7)	1
Income (loss) from continuing operations	2,017	(1,172)	5,011	(94)

Discontinued operations	(89)	(2)	(138)	3
Net income (loss)	1,928	(1,174)	4,873	(91)

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,064,026	933,558	1,086,128	991,420
• diluted1)	1,075,471	933,558	1,098,925	991,420

Net income (loss) per common share in euros:
• basic	1.81	(1.26)	4.49	(0.09)
• diluted	1.79	(1.26)	4.43	(0.09)

Ratios
Gross margin as a % of sales	35.1	31.8	34.3	32.1
Selling expenses as a % of sales	(17.9)	(23.2)	(18.6)	(20.8)
G&A expenses as a % of sales	(2.7)	(3.3)	(3.2)	(3.8)
R&D expenses as a % of sales	(4.9)	(6.9)	(6.0)	(6.7)

EBIT or Income (loss) from operations	830	(303)	1,867	54
as a % of sales	9.9	(4.0)	7.0	0.2

EBITA	886	26	2,094	744
as a % of sales	10.6	0.3	7.8	2.8
For comparison purposes, expenses amounting to EUR 21 million and EUR 65 million have been reclassified from Cost of sales to General and administrative expenses in Q4 2007 and full-year 2007, respectively.

1)	In 2008 no incremental shares from assumed conversion are taken into account as the effect would be antidilutive

Consolidated balance sheets in accordance with IFRS
in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	December 31,	December 31,
	2007	2008

Current assets:
Cash and cash equivalents	8,769	3,620
Receivables	4,670	4,289
Current assets of discontinued operations	149	—
Inventories	3,146	3,371
Other current assets	622	749
Total current assets	17,356	12,029

Non-current assets:
Investments in equity-accounted investees	1,817	293
Other non-current financial assets	3,183	1,331
Non-current receivables	78	47
Non-current assets of discontinued operations	170	—
Other non-current assets	2,610	1,906
Deferred tax assets	1,271	931
Property, plant and equipment	3,194	3,496
Intangible assets excluding goodwill	2,835	4,477
Goodwill	3,800	7,280
Total assets	36,314	31,790

Current liabilities:
Accounts and notes payable	3,372	2,992
Current liabilities of discontinued operations	46	—
Accrued liabilities	2,975	3,634
Short-term provisions	382	1,043
Other current liabilities	509	522
Short-term debt	2,350	722
Total current liabilities	9,634	8,913

Non-current liabilities:
Long-term debt	1,213	3,466
Long-term provisions	2,006	1,794
Deferred tax liabilities	667	584
Non-current liabilities of discontinued operations	32	—
Other non-current liabilities	894	1,440
Total liabilities	14,446	16,197

Minority interests *	127	49
Stockholders’ equity	21,741	15,544
Total liabilities and equity	36,314	31,790

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,064,893	922,982

Ratios
Stockholders’ equity per common share in euros	20.42	16.84

Inventories as a % of sales	11.7	12.8
Net debt (cash): group equity	(31):131	4:96
Net operating capital	10,802	14,069

Employees at end of period	123,801	121,398
of which discontinued operations	5,703	—

*	of which discontinued operations EUR 79 million end of December 2007

Reconciliation from US GAAP to IFRS
in millions of euros
revised for adjusted intercompany profit eliminations on inventories in Healthcare
Reconciliation of net income (loss) from US GAAP to IFRS

	4th quarter		January to December
	2007	2008	2007	2008

Net income (loss) as per the consolidated statements of income on a US GAAP basis	1,398	(1,470)	4,160	(186)

Adjustments to IFRS:
Capitalized product development expenses	77	12	234	148
Amortization and impairment of product development assets	(75)	(109)	(205)	(300)
Pensions and other postretirement benefits	30	25	74	54
Amortization of intangible assets	(6)	(6)	(27)	(24)
Impairment of goodwill	—	23	—	(67)
Financial income and expenses	63	383	236	313
Equity-accounted investees	139	2	121	—
Deferred income tax effects	7	39	37	30
Discontinued operations	307	(1)	295	11
Other differences in income	(12)	(72)	(52)	(70)
Net income (loss) in accordance with IFRS	1,928	(1,174)	4,873	(91)
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Dec. 31,	Dec. 31,
	2007	2008

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	21,642	16,243

Adjustments to IFRS:
Product development expenses	518	350
Pensions and other postretirement benefits	(147)	(889)
Goodwill amortization and impairment charges	(260)	(339)
Goodwill capitalization (acquisition-related)	(76)	(81)
Acquisition-related intangibles	162	152
Investments in equity-accounted investees	(69)	10
Recognized results on sale-and-leaseback transactions	39	36
Deferred income tax effects	(79)	122
Assets from discontinued operations	(14)	—
Other differences in equity	25	(60)
Stockholders’ equity in accordance with IFRS	21,741	15,544

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	4th quarter				January to December
	comparable	currency	consolidation	nominal	comparable	currency	consolidation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth

2008 versus 2007
Healthcare	9.0	4.0	15.6	28.6	5.6	(4.5)	14.1	15.2
Consumer Lifestyle	(24.3)	(0.3)	(7.3)	(31.9)	(8.5)	(2.7)	(5.2)	(16.4)
Lighting	(3.2)	0.2	15.8	12.8	2.6	(3.8)	17.8	16.6
I&EB	(49.7)	0.5	1.3	(47.9)	(26.6)	(0.9)	(9.6)	(37.1)
GM&S	(27.1)	0.3	—	(26.8)	(24.2)	(0.5)	—	(24.7)
Philips Group	(11.8)	0.7	2.2	(8.9)	(2.7)	(3.3)	4.5	(1.5)
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

January to December 2008
EBITA	931	863	281	538	(226)	(525)
Amortization intangibles (excl. software)	(365)	(220)	(16)	(129)	—	—
Impairment of goodwill	(234)	—	—	(234)	—	—
Write-off of acquired in-process R&D	(15)	(5)	—	(10)	—	—
Income from operations (or EBIT)	317	638	265	165	(226)	(525)

January to December 2007
EBITA	2,054	862	848	722	(81)	(297)
Amortization intangibles (excl. software)	(200)	(137)	(16)	(46)	(1)	—
Write-off of acquired in-process R&D	(13)	(12)	—	(1)	—	—
Income from operations (or EBIT)	1,841	713	832	675	(82)	(297)
Composition of net debt and group equity

	Dec. 31,	Dec. 31,
	2007	2008

Long-term debt	1,212	3,441
Short-term debt	2,345	717
Total debt	3,557	4,158
Cash and cash equivalents	8,769	3,620
Net debt (cash) (total debt less cash and cash equivalents)	(5,212)	538

Minority interests	42	46
Stockholders’ equity	21,642	16,243
Group equity	21,684	16,289

Net debt and group equity	16,472	16,827

Net debt (cash) divided by net debt (cash) and group equity (in %)	(32)	3
Group equity divided by net debt (cash) and group equity (in %)	132	97

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

Dec. 31, 2008
Net operating capital (NOC)	14,867	8,830	728	5,648	153	(492)
Exclude liabilities comprised in NOC:
• payables/liabilities	8,624	2,086	2,428	1,230	229	2,651
• intercompany accounts	—	30	77	37	(33)	(111)
• provisions 1)	2,804	311	286	224	26	1,957
Include assets not comprised in NOC:
• investments in equity-accounted investees	284	68	2	17	129	68
• other current financial assets	121	—	—	—	—	121
• other non-current financial assets	1,331	—	—	—	—	1,331
• deferred tax assets	1,390	—	—	—	—	1,390
• liquid assets	3,620	—	—	—	—	3,620
Total assets of continuing operations	33,041	11,325	3,521	7,156	504	10,535
Assets of discontinued operations	—
Total assets	33,041

1)	provisions on balance sheet EUR 3,969 million excluding deferred tax liabilities of EUR 1,165 million

Dec. 31, 2007

Net operating capital (NOC)	10,529	4,802	890	3,886	246	705
Exclude liabilities comprised in NOC:
• payables/liabilities	7,799	1,679	3,061	1,053	237	1,769
• intercompany accounts	—	29	79	48	(18)	(138)
• provisions 2)	2,417	217	283	137	30	1,750
Include assets not comprised in NOC:
• investments in equity-accounted investees	1,886	52	—	9	111	1,714
• other non-current financial assets	3,183	—	—	—	—	3,183
• deferred tax assets	1,370	—	—	—	—	1,370
• liquid assets	8,769	—	—	—	—	8,769
Total assets of continuing operations	35,953	6,779	4,313	5,133	606	19,122
Assets of discontinued operations	333
Total assets	36,286

2)	provisions on balance sheet EUR 3,089 million excluding deferred tax liabilities of EUR 672 million
Composition of cash flows — continuing operations

	4th quarter		January to December
	2007	2008	2007	2008

Cash flows provided by (used for) operating activities	1,357	1,747	1,519	1,495
Cash flows provided by (used for) investing activities	2,496	(323)	3,930	(3,101)
Cash flows before financing activities	3,853	1,424	5,449	(1,606)

Cash flows provided by (used for) operating activities	1,357	1,747	1,519	1,495
Net capital expenditures	(180)	(278)	(698)	(722)
Free cash flows	1,177	1,469	821	773

Revision
Prior-period financials have been revised to adjust for incorrect intercompany profit eliminations on inventory in the Healthcare sector. Philips has determined that the adjustment was not material to each of the individual prior years. The adjustment had the following negative impact on prior-period results:

	cumulative					Jan-Sept
	2003	2004	2005	2006	2007	2008

EBITA and Income from operations (or EBIT)	(32)	(2)	(9)	(3)	(11)	(16)

Net income (loss)	(24)	(1)	(7)	(2)	(8)	(12)
The table below reflects previously reported revised financials for the Healthcare sector and the Philips Group. This revision has no impact on the other sectors.
Key financials
all amounts in millions of euros

	2007		2008
	Q4	full year	Q1	Q2	Q3	Jan-Sept

Healthcare sector

US GAAP
EBITA	354	862	123	184	190	497
EBIT	318	713	79	127	131	337

NOC	4,802		8,275	8,316	8,695

IFRS
EBITA	346	861	131	188	194	513
EBIT	313	724	90	133	135	358

NOC	4,758		8,251	8,291	8,667

Philips Group

US GAAP
EBITA	871	2,054	267	402	121	790
EBIT	816	1,841	177	314	30	521
Net income	1,398	4,160	220	712	352	1,284

NOC	10,529		16,875	17,239	17,285

IFRS
EBITA	886	2,094	265	396	57	718
EBIT	830	1,867	187	303	(133)	357
Net income	1,928	4,873

NOC	10,802		17,154	17,490	17,371

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated
revised for adjusted intercompany profit eliminations on inventories in Healthcare

	2007				2008
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,930	6,033	6,465	8,365	5,965	6,463	6,334	7,623
% increase	(2)	(4)	4	4	1	7	(2)	(9)
EBITA	361	384	438	871	267	402	121	141
as a % of sales	6.1	6.4	6.8	10.4	4.5	6.2	1.9	1.8
EBIT	303	335	387	816	177	314	30	(204)
as a % of sales	5.1	5.6	6.0	9.8	3.0	4.9	0.5	(2.7)
Net income (loss)	868	1,567	327	1,398	220	712	352	(1,470)
per common share in euros	0.79	1.43	0.30	1.31	0.21	0.70	0.36	(1.57)

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,930	11,963	18,428	26,793	5,965	12,428	18,762	26,385
% increase	(2)	(3)	(1)	—	1	4	2	(2)
EBITA	361	745	1,183	2,054	267	669	790	931
as a % of sales	6.1	6.2	6.4	7.7	4.5	5.4	4.2	3.5
EBIT	303	638	1,025	1,841	177	491	521	317
as a % of sales	5.1	5.3	5.6	6.9	3.0	4.0	2.8	1.2
Net income (loss)	868	2,435	2,762	4,160	220	932	1,284	(186)
per common share in euros	0.79	2.21	2.53	3.83	0.21	0.90	1.27	(0.19)
Net income (loss) from continuing operations as a % of stockholders’ equity (ROE)	17.2	24.4	18.0	21.0	4.6	9.9	9.3	(1.0)

	period ended 2007				period ended 2008
Inventories as a % of sales	11.6	12.6	14.0	11.7	13.6	13.9	15.1	12.8
Net debt : group equity ratio	(9):109	(12):112	(7):107	(32):132	4:96	7:93	8:92	3:97
Total employees (in thousands)	124	126	128	124	134	133	128	121
of which discontinued operations	6	6	6	6	6	5	—	—
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